SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

vertical aerospace ltd.

(Name of Issuer)

Class A ordinary shares, par value $0.0001 per share

(Title of Class of Securities)

G9471C107

(CUSIP Number)

Jason Mudrick Mudrick Capital Management, L.P. 527 Madison Avenue, 6th Floor New York, New York 10022 (646) 747-9500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 13, 2024

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1)	NAME OF REPORTING PERSONS Mudrick Capital Management, L.P.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 2,665,243(1)
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 2,665,243(1)
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,665,243(1)
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.7%(2)
(14)	TYPE OF REPORTING PERSON PN

(1) Includes (i) 2,265,243 ordinary shares, par value $0.0001 per share (“Ordinary Shares”) of Vertical Aerospace Ltd. (the “Issuer”) issuable upon conversion of Convertible Senior Secured Notes and (ii) 400,000 Ordinary Shares issuable upon the exercise of warrants, in each case, directly held by Mudrick Distressed Opportunity Fund Global, L.P., Mudrick Distressed Opportunity Drawdown Fund II, L.P., Mudrick Distressed Opportunity Drawdown Fund II SC, L.P., Mudrick Distressed Opportunity 2020 Dislocation Fund, L.P., Mudrick Distressed Opportunity SIF Master Fund, L.P., Mudrick Stressed Credit Master Fund, L.P., Mudrick Opportunity Co-Investment Fund, LP, and certain accounts managed by Mudrick Capital Management, L.P., in the aggregate.

(2) Based on 24,990,167 Ordinary Shares outstanding, which includes (i) 22,324,924 Ordinary Shares outstanding as of June 30, 2024, as disclosed by the Issuer in its financial results filed with the Securities Exchange Commission on Form 6-K on September 17, 2024, and giving effect to the 1-for-10 reverse stock split announced by the Issuer on September 16, 2024 (the “Outstanding Ordinary Shares”), (ii) 2,265,243 Ordinary Shares issuable upon the conversion of Convertible Senior Secured Notes held by the Reporting Persons, and (iii) 400,000 Ordinary Shares issuable upon conversion of exercisable warrants held by the Reporting Persons.

2

(1)	NAME OF REPORTING PERSONS Mudrick Capital Management, LLC
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 2,665,243(1)
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 2,665,243(1)
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,665,243(1)
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.7%(2)
(14)	TYPE OF REPORTING PERSON OO

(1) Includes (i) 2,265,243 ordinary shares, par value $0.0001 per share (“Ordinary Shares”) of Vertical Aerospace Ltd. (the “Issuer”) issuable upon conversion of Convertible Senior Secured Notes and (ii) 400,000 Ordinary Shares issuable upon the exercise of warrants, in each case, directly held by Mudrick Distressed Opportunity Fund Global, L.P., Mudrick Distressed Opportunity Drawdown Fund II, L.P., Mudrick Distressed Opportunity Drawdown Fund II SC, L.P., Mudrick Distressed Opportunity 2020 Dislocation Fund, L.P., Mudrick Distressed Opportunity SIF Master Fund, L.P., Mudrick Stressed Credit Master Fund, L.P., Mudrick Opportunity Co-Investment Fund, LP, and certain accounts managed by Mudrick Capital Management, L.P., in the aggregate.

(2) Based on 24,990,167 Ordinary Shares outstanding, which includes (i) the Outstanding Ordinary Shares, (ii) 2,265,243 Ordinary Shares issuable upon the conversion of Convertible Senior Secured Notes held by the Reporting Persons, and (iii) 400,000 Ordinary Shares issuable upon conversion of exercisable warrants held by the Reporting Persons.

3

(1)	NAME OF REPORTING PERSONS Jason Mudrick
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 2,665,243(1)
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 2,665,243(1)
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,665,243(1)
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.7%(2)
(14)	TYPE OF REPORTING PERSON IN

(1) Includes (i) 2,265,243 ordinary shares, par value $0.0001 per share (“Ordinary Shares”) of Vertical Aerospace Ltd. (the “Issuer”) issuable upon conversion of Convertible Senior Secured Notes and (ii) 400,000 Ordinary Shares issuable upon the exercise of warrants, in each case, directly held by Mudrick Distressed Opportunity Fund Global, L.P., Mudrick Distressed Opportunity Drawdown Fund II, L.P., Mudrick Distressed Opportunity Drawdown Fund II SC, L.P., Mudrick Distressed Opportunity 2020 Dislocation Fund, L.P., Mudrick Distressed Opportunity SIF Master Fund, L.P., Mudrick Stressed Credit Master Fund, L.P., Mudrick Opportunity Co-Investment Fund, LP, and certain accounts managed by Mudrick Capital Management, L.P., in the aggregate.

(2) Based on 24,990,167 Ordinary Shares outstanding, which includes (i) the Outstanding Ordinary Shares, (ii) 2,265,243 Ordinary Shares issuable upon the conversion of Convertible Senior Secured Notes held by the Reporting Persons, and (iii) 400,000 Ordinary Shares issuable upon conversion of exercisable warrants held by the Reporting Persons.

4

(1)	NAME OF REPORTING PERSONS Mudrick Distressed Opportunity Fund Global, L.P.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 627,251(1)
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 627,251(1)
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 627,251(1)
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.7%(2)
(14)	TYPE OF REPORTING PERSON PN

(1) Includes (i) 533,113 Ordinary Shares issuable upon conversion of Convertible Senior Secured Notes and (ii) 94,138 Ordinary Shares issuable upon the exercise of warrants, in each case, directly held by Mudrick Distressed Opportunity Fund Global, L.P.

(2) Based on 22,952,175 Ordinary Shares outstanding, which includes (i) the Outstanding Ordinary Shares, (ii) 533,113 Ordinary Shares issuable upon conversion of Convertible Senior Secured Notes and (iii) 94,138 Ordinary Shares issuable upon the exercise of warrants, in each case, directly held by Mudrick Distressed Opportunity Fund Global, L.P.

5

(1)	NAME OF REPORTING PERSONS Mudrick GP, LLC
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 627,251(1)
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 627,251(1)
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 627,251(1)
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.7%(2)
(14)	TYPE OF REPORTING PERSON OO

(1) Includes securities directly held by Mudrick Distressed Opportunity Fund Global, L.P.

(2) Based on 22,952,175 Ordinary Shares outstanding, which includes (i) the Outstanding Ordinary Shares, (ii) 533,113 Ordinary Shares issuable upon conversion of Convertible Senior Secured Notes and (iii) 94,138 Ordinary Shares issuable upon the exercise of warrants, in each case, directly held by Mudrick Distressed Opportunity Fund Global, L.P.

6

(1)	NAME OF REPORTING PERSONS Mudrick Distressed Opportunity Drawdown Fund II, L.P.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 361,447(1)
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 361,447(1)
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 361,447(1)
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.6%(2)
(14)	TYPE OF REPORTING PERSON PN

(1) Includes (i) 307,201 Ordinary Shares issuable upon conversion of Convertible Senior Secured Notes and (ii) 54,246 Ordinary Shares issuable upon the exercise of warrants, in each case, directly held by Mudrick Distressed Opportunity Drawdown Fund II, L.P.

(2) Based on 22,686,371 Ordinary Shares outstanding, which includes (i) the Outstanding Ordinary Shares, (ii) 307,201 Ordinary Shares issuable upon conversion of Convertible Senior Secured Notes, and (iii) 54,246 Ordinary Shares issuable upon the exercise of warrants, in each case, directly held by Mudrick Distressed Opportunity Drawdown Fund II, L.P.

7

(1)	NAME OF REPORTING PERSONS Mudrick Distressed Opportunity Drawdown Fund II SC, L.P.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 37,726 (1)
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 37,726 (1)
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 37,726 (1)
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2%(2)
(14)	TYPE OF REPORTING PERSON PN

(1) Includes (i) 32,064 Ordinary Shares issuable upon conversion of Convertible Senior Secured Notes and (ii) 5,662 Ordinary Shares issuable upon the exercise of warrants, in each case, directly held by Mudrick Distressed Opportunity Drawdown Fund II SC, L.P.

(2) Based on 22,362,650 Ordinary Shares outstanding, which includes (i) the Outstanding Ordinary Shares, (ii) 32,064 Ordinary Shares issuable upon conversion of Convertible Senior Secured Notes, and (iii) 5,662 Ordinary Shares issuable upon the exercise of warrants, in each case, directly held by Mudrick Distressed Opportunity Drawdown Fund II SC, L.P.

8

(1)	NAME OF REPORTING PERSONS Mudrick Distressed Opportunity Drawdown Fund II GP, LLC
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 399,173(1)
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 399,173(1)
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 399,173(1)
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.8%(2)
(14)	TYPE OF REPORTING PERSON OO

(1) Includes securities directly held by Mudrick Distressed Opportunity Drawdown Fund II, L.P. and Mudrick Distressed Opportunity Drawdown Fund II SC, L.P.

(2) Based on 22,724,097 Ordinary Shares outstanding, which includes (i) the Outstanding Ordinary Shares, (ii) 339,265 Ordinary Shares issuable upon conversion of Convertible Senior Secured Notes, and (iii) 59,908 Ordinary Shares issuable upon the exercise of warrants, in each case, directly held collectively by Mudrick Distressed Opportunity Drawdown Fund II, L.P. and Mudrick Distressed Opportunity Drawdown Fund II SC, L.P.

9

(1)	NAME OF REPORTING PERSONS Mudrick Distressed Opportunity 2020 Dislocation Fund, L.P.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 94,549(1)
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 94,549(1)
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 94,549(1)
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.4%(2)
(14)	TYPE OF REPORTING PERSON PN

(1) Includes (i) 80,359 Ordinary Shares issuable upon conversion of Convertible Senior Secured Notes and (ii) 14,190 Ordinary Shares issuable upon the exercise of warrants, in each case, directly held by Mudrick Distressed Opportunity 2020 Dislocation Fund, L.P.

(2) Based on 22,419,473 Ordinary Shares outstanding, which includes (i) the Outstanding Ordinary Shares, (ii) 80,359 Ordinary Shares issuable upon conversion of Convertible Senior Secured Notes, and (iii) 14,190 Ordinary Shares issuable upon conversion of exercisable warrants held by Mudrick Distressed Opportunity 2020 Dislocation Fund, L.P.

10

(1)	NAME OF REPORTING PERSONS Mudrick Distressed Opportunity 2020 Dislocation Fund GP, LLC
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 94,549(1)
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 94,549(1)
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 94,549(1)
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.4%(2)
(14)	TYPE OF REPORTING PERSON OO

(1) Includes securities directly held by Mudrick Distressed Opportunity 2020 Dislocation Fund, L.P.

(2) Based on 22,419,473 Ordinary Shares outstanding, which includes (i) the Outstanding Ordinary Shares, (ii) 80,359 Ordinary Shares issuable upon conversion of Convertible Senior Secured Notes, and (iii) 14,190 Ordinary Shares issuable upon conversion of exercisable warrants held by Mudrick Distressed Opportunity 2020 Dislocation Fund, L.P.

11

(1)	NAME OF REPORTING PERSONS Mudrick Distressed Opportunity SIF Master Fund, L.P.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 71,841(1)
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 71,841(1)
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 71,841(1)
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.3%(2)
(14)	TYPE OF REPORTING PERSON PN

(1) Includes (i) 61,059 Ordinary Shares issuable upon conversion of Convertible Senior Secured Notes and (ii) 10,782 Ordinary Shares issuable upon the exercise of warrants, in each case, directly held by Mudrick Distressed Opportunity SIF Master Fund, L.P.

(2) Based on 22,396,765 Ordinary Shares outstanding, which includes (i) the Outstanding Ordinary Shares, (ii) 61,059 Ordinary Shares issuable upon conversion of Convertible Senior Secured Notes, and (iii) 10,782 Ordinary Shares issuable upon conversion of exercisable warrants held by Mudrick Distressed Opportunity SIF Master Fund, L.P.

12

(1)	NAME OF REPORTING PERSONS Mudrick Distressed Opportunity SIF GP, LLC
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 71,841(1)
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 71,841(1)
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 71,841(1)
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.3%(2)
(14)	TYPE OF REPORTING PERSON OO

(1) Includes securities directly held by Mudrick Distressed Opportunity SIF Master Fund, L.P.

(2) Based on 22,396,765 Ordinary Shares outstanding, which includes (i) the Outstanding Ordinary Shares, (ii) 61,059 Ordinary Shares issuable upon conversion of Convertible Senior Secured Notes, and (iii) 10,782 Ordinary Shares issuable upon conversion of exercisable warrants held by Mudrick Distressed Opportunity SIF Master Fund, L.P.

13

(1)	NAME OF REPORTING PERSONS Mudrick Stressed Credit Master Fund, L.P.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 223,480 (1)
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 223,480 (1)
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 223,480 (1)
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.0%(2)
(14)	TYPE OF REPORTING PERSON PN

(1) Includes (i) 189,940 Ordinary Shares issuable upon conversion of Convertible Senior Secured Notes and (ii) 33,540 Ordinary Shares issuable upon the exercise of warrants, in each case, directly held by Mudrick Stressed Credit Master Fund, L.P.

(2) Based on 22,548,404 Ordinary Shares outstanding, which includes (i) the Outstanding Ordinary Shares, (ii) 189,940 Ordinary Shares issuable upon conversion of Convertible Senior Secured Notes, and (iii) 33,540 Ordinary Shares issuable upon conversion of exercisable warrants held by Mudrick Stressed Credit Master Fund, L.P.

14

(1)	NAME OF REPORTING PERSONS Mudrick Stressed Credit Fund GP, LLC
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 223,480(1)
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 223,480(1)
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 223,480(1)
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.0%(2)
(14)	TYPE OF REPORTING PERSON OO

(1) Includes securities directly held by Mudrick Stressed Credit Master Fund, L.P.

(2) Based on 22,548,404 Ordinary Shares outstanding, which includes (i) the Outstanding Ordinary Shares, (ii) 189,940 Ordinary Shares issuable upon conversion of Convertible Senior Secured Notes, and (iii) 33,540 Ordinary Shares issuable upon conversion of exercisable warrants held by Mudrick Stressed Credit Master Fund, L.P.

15

(1)	NAME OF REPORTING PERSONS Mudrick Opportunity Co-Investment Fund, L.P.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 66,631(1)
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 66,631(1)
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 66,631(1)
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.3%(2)
(14)	TYPE OF REPORTING PERSON PN

(1) Includes (i) 56,631 Ordinary Shares issuable upon conversion of Convertible Senior Secured Notes and (ii) 10,000 Ordinary Shares issuable upon the exercise of warrants, in each case, directly held by Mudrick Opportunity Co-Investment Fund, LP.

(2) Based on 22,391,555 Ordinary Shares outstanding, which includes (i) the Outstanding Ordinary Shares, (ii) 56,631 Ordinary Shares issuable upon conversion of Convertible Senior Secured Notes, and (iii) 10,000 Ordinary Shares issuable upon conversion of exercisable warrants held by Mudrick Opportunity Co-Investment Fund, LP.

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(1)	NAME OF REPORTING PERSONS Mudrick Opportunity Co-Investment Fund GP, LLC
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 66,631(1)
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 66,631(1)
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 66,631(1)
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.3%(2)
(14)	TYPE OF REPORTING PERSON OO

(1) Includes securities directly held by Mudrick Opportunity Co-Investment Fund, LP.

(2) Based on 22,391,555 Ordinary Shares outstanding, which includes (i) the Outstanding Ordinary Shares, (ii) 56,631 Ordinary Shares issuable upon conversion of Convertible Senior Secured Notes, and (iii) 10,000 Ordinary Shares issuable upon conversion of exercisable warrants held by Mudrick Opportunity Co-Investment Fund, LP.

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This Amendment No. 1 (“Amendment No. 1”) amends the statement on Schedule 13D (as amended from time to time, the “Schedule 13D”) originally filed by the Reporting Persons October 23, 2024, relates to the common stock, par value $0.0001 per share (“Common Stock”), of Vertical Aerospace Ltd. (the “Issuer” or the “Company”). Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported in the Schedule 13D. Unless otherwise indicated, each capitalized term used but not defined in this Amendment No. 1 shall have the meaning assigned to such term in the Schedule 13D.

Item 4. Purpose of Transaction.

This Item 4 of the Schedule 13D is amended and supplemented as follows:

As previously reported by the Reporting Persons in the Schedule 13D, the Convertible Notes Investor submitted the October 20th Proposal to the board of directors of the Company (the “Board”) regarding a potential transaction intended to address the Company’s and its subsidiaries’ immediate funding needs. As a result of continued engagement with the Company’s controlling shareholder and the Board as the Company continues to explore all available alternative options, on November 13, 2024, the Convertible Notes Investor submitted a modified proposal to the Board, which is filed as Exhibit 7 attached to this Amendment No. 1 (the “November 13th Proposal”). As set forth in the November 13th Proposal, the proposed transaction was modified to provide for the immediate conversion of approximately $136 million of the principal amount of the outstanding convertible notes at an amended conversion price of $2.75 per share, the adjustment of the conversion price of the remaining notes to $3.50 per share, and a commitment by the Convertible Notes Investor to fund $25 million to the Company (which is not conditional on third party fundraising), in addition to a backstop of up to $25 million in an equity raise by the Company. The Convertible Notes Investor will continue to engage with the Board and the Company’s controlling shareholder to address the funding needs of the Company and its subsidiaries, including through written correspondence, to advance the November 13th Proposal and/or other alternatives to address the Company’s and its subsidiaries’ immediate and long-term funding needs. The terms set forth in the November 13th Proposal are accordingly not final and are subject to change. There can be no assurance that the financing transactions set forth in the November 13th Proposal will be consummated on the terms set forth therein or otherwise. Subject to the agreements described in the Schedule 13D, the Reporting Persons, at any time and from time to time, may review, reconsider and change their position and/or change their purpose and/or develop such plans, including with respect to influence on management or the Board regarding the business and affairs of the Company and its subsidiaries, and engage with advisors, the Company or other persons regarding such matters.

Item 7. Material to be Filed as Exhibits.

Exhibit 6	Joint Filing Agreement, dated as of February 10, 2022 (incorporated by reference to Exhibit 1 to the Schedule 13G filed by the Reporting Persons on February 11, 2022).

Exhibit 7	November 13th Proposal of Convertible Notes Investor

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 13, 2024

/s/ Jason Mudrick
Jason Mudrick

Mudrick Capital Management, L.P. By: Mudrick Capital Management, LLC its general partner

By:	/s/ Jason Mudrick
	Name:	Jason Mudrick
	Title:	Sole Member

Mudrick DISTRESSED OPPORTUNITY FUND GLOBAL, L.P. By: Mudrick GP, LLC, its general partner

By:	/s/ Jason Mudrick
	Name:	Jason Mudrick
	Title:	Sole Member

Mudrick GP, LLC

By:	/s/ Jason Mudrick
	Name:	Jason Mudrick
	Title:	Sole Member

Mudrick Distressed Opportunity Drawdown Fund II, L.P. By: Mudrick Distressed Opportunity Drawdown Fund II GP, LLC, its general partner

By:	/s/ Jason Mudrick
	Name:	Jason Mudrick
	Title:	Sole Member

Mudrick Capital Management, LLC

By:	/s/ Jason Mudrick
	Name:	Jason Mudrick
	Title:	Sole Member

Mudrick Distressed Opportunity Drawdown Fund II SC, L.P. By: Mudrick Distressed Opportunity Drawdown Fund II GP, LLC, its general partner

By:	/s/ Jason Mudrick
	Name:	Jason Mudrick
	Title:	Sole Member

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Mudrick Distressed Opportunity Drawdown Fund II GP, LLC

By:	/s/ Jason Mudrick
	Name:	Jason Mudrick
	Title:	Sole Member

MUDRICK DISTRESSED OPPORTUNITY 2020 DISLOCATION FUND, L.P. By: Mudrick Distressed Opportunity 2020 Dislocation Fund GP, LLC, its general partner

By:	/s/ Jason Mudrick
	Name:	Jason Mudrick
	Title:	Sole Member

MUDRICK DISTRESSED OPPORTUNITY 2020 DISLOCATION FUND GP, LLC

By:	/s/ Jason Mudrick
	Name:	Jason Mudrick
	Title:	Sole Member

MUDRICK DISTRESSED OPPORTUNITY SIF MASTER FUND, L.P. By: Mudrick Distressed Opportunity SIF Master Fund LLC, its general partner

By:	/s/ Jason Mudrick
	Name:	Jason Mudrick
	Title:	Sole Member

MUDRICK DISTRESSED OPPORTUNITY SIF MASTER FUND GP, LLC

By:	/s/ Jason Mudrick
	Name:	Jason Mudrick
	Title:	Sole Member

MUDRICK STRESSED CREDIT MASTER FUND, L.P. By: Mudrick Stressed Credit Fund GP LLC, its general partner

By:	/s/ Jason Mudrick
	Name:	Jason Mudrick
	Title:	Sole Member

MUDRICK STRESSED CREDIT FUND GP, LLC

By:	/s/ Jason Mudrick
	Name:	Jason Mudrick
	Title:	Sole Member

20

MUDRICK OPPORTUNITY CO-INVESTMENT FUND, LP By: Mudrick Opportunity Co-Investment Fund GP, LLC, its general partner

By:	/s/ Jason Mudrick
	Name:	Jason Mudrick
	Title:	Sole Member

MUDRICK OPPORTUNITY CO-INVESTMENT FUND GP, LLC

By:	/s/ Jason Mudrick
	Name:	Jason Mudrick
	Title:	Sole Member

21